SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*



                         TRANSPORTATION COMPONENTS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   893878 10 8
                  --------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
                -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X]  Rule 13d-1(c)

      [ ]  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  893878 10 8             13G                         Page 2 of 5 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
|      |
|      |           STEVEN S. HARTER
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |       231,400
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |       737,306
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |       231,400
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |       737,306
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                 968,706
|      |
--------------------------------------------------------------------------------
|  10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |                                                                [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |                 5.4%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |                 IN
--------------------------------------------------------------------------------

                                    ITEM 1(A)

Name of issuer: The name of the issuer is Transportation Components, Inc. dba TransCom USA ("TransCom USA").

                                    ITEM 1(B)

Address of issuer's principal executive offices: The principal executive office of TransCom USA is Three Riverway, Suite 200, Houston, Texas 77056.

                                    ITEM 2(A)

Name of person filing:  The reporting person is Steven S. Harter

                                    ITEM 2(B)

Address or principal business office or, if none, residence: The address of Steven S. Harter is Notre Capital Ventures II, L.L.C., Three Riverway, Suite 1430, Houston, Texas 77056

                                    ITEM 2(C)

Citizenship: Steven S. Harter is a citizen of the United States of America.

                                    ITEM 2(D)

Title of class of securities: The class of securities of TransCom USA owned beneficially by Steven S. Harter is common stock, $.01 par value (the "Common Stock").

                                    ITEM 2(E)

CUSIP Number: 893878 10 8

                                     ITEM 3

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable

                                     ITEM 4

Ownership:
(a) The amount of securities beneficially owned by Steven S. Harter is 968,706 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by Steven S. Harter is 5.4%.

(c) Steven S. Harter has the sole power to vote or to direct the vote of 231,400 shares of the Common Stock (which includes 10,000 options which are presently exercisable) and the shared power to vote or direct the vote of 737,306 shares of Common Stock which are held by a partnership of which he and his spouse are general partners. Mr. Harter has the sole power to dispose or to direct the disposition of 231,400 shares of the Common Stock (which includes 10,000 options which are presently exercisable) and the shared power to dispose or to direct the disposition of 737,306 shares of Common Stock which are held by a partnership of which he and his spouse are general partners.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                     ITEM 10

Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 9, 2000
                                     --------------------------------------
                                     (Date)


                                     /S/ STEVEN S. HARTER
                                     --------------------------------------
                                     (Signature)

                                     --------------------------------------
                                     STEVEN S. HARTER